UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

IXI MOBILE, INC.
(Name of Issuer)

Common Stock, par value $.0001 per share
(Title of Class of Securities)

466026 10 1
(CUSIP Number)

Gemini Israel Funds
9 Hamenofim Street Herzliya Pituach Israel 46725 Attention: Yossi Sela

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Gemini Israel Funds Ltd. I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,793,450
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,793,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,793,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Gemini Partners Investors L.P. I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,793,450
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,793,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,793,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Gemini Israel III Limited Partnership I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,793,450
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,793,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,793,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Gemini Israel III Overflow Fund Limited Partnership I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,793,450
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,793,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,793,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Gemini Israel III Parallel Fund Limited Partnership I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,793,450
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,793,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,793,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Gemini Capital Associate III Limited Partnership I.D. No.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,793,450
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,793,450
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,793,450
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

This Schedule 13D is filed by (i) Gemini Israel Funds Ltd. (“Gemini Israel Funds”), (ii) Gemini Partners Investors L.P. (“Gemini Partners”), (iii) Gemini Israel III Limited Partnership (“Gemini LP”), (iv) Gemini Israel III Overflow Fund Limited Partnership (“Gemini Overflow”) (v) Gemini Capital Associate III Limited Partnership (“Gemini Associate”) and (vi) Gemini Israel III Parallel Fund Limited Partnership (“Gemini Parallel” and together with Gemini Israel Funds, Gemini Partners, Gemini LP and Gemini Overflow, Gemini Associate, the “Gemini Entities”) with respect to ownership of the common stock of IXI Mobile, Inc., a Delaware corporation (the “Issuer”).

The percentages of beneficial ownership reflected in this Schedule 13D are based upon 15,934,964 shares outstanding as of June 6, 2007 as set forth in the Issuer’s Current Report on Form 8-K filed by the Issuer with the SEC on June 12, 2007 (excluding the Contingent Shares described in Item 4 below).

Item 1.	Security and Issuer

The class of equity securities to which this Statement on Schedule 13D relates is the common stock, par value $0.0001 per share (the “Common Stock”), of the Issuer. The principal executive office of the Issuer is 275 Shoreline Drive, Suite 505, Redwood City, California 94065.

Item 2.	Identity and Background.

This Statement is being filed by Gemini Israel Funds, Gemini Partners, Gemini LP, Gemini Overflow, Gemini Associate and Gemini Parallel. Gemini Israel Funds is an Israeli corporation. Gemini Partners and Gemini Parallel are Israeli partnerships. Gemini LP, Gemini Overflow and Gemini Associate are a Delaware partnership. Gemini Israel Funds it the general partner and/or controlling partner of each of the other Gemini Entities. Yossi Sela, a director of the Issuer, is the managing partner of the Gemini Israel Funds. The business address of each of the Gemini Entities is 9 Hamenofim Street, Herzliya Pituach, Israel 46725. Gemini Israel Funds is a management company, all the other Gemini Entities are an investment fund.

Dr. A.I. Mlavsky, Yossi Sela and David Cohen are the executive officers and directors of Gemini Israel Funds.

During the past five years, none of the above referenced entities and individuals have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the above referenced entities and individuals have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 6, 2007, under an Agreement and Plan of Merger, dated February 28, 2006, as amended, the Issuer consummated a merger (“Merger”) with IXI Mobile (USA), Inc. (formerly IXI Mobile, Inc.). As a result, IXI Mobile (USA), Inc. became a wholly owned subsidiary of the Issuer. At the closing of the merger, the stockholders of IXI Mobile (USA), Inc. were issued an aggregate of 6,553,709 shares of the Issuer’s Common Stock in exchange for all of their shares of common stock of IXI Mobile (USA), Inc. The Gemini Entities were stockholders of IXI Mobile (USA), Inc. Accordingly, the Gemini Entities acquired all of their 2,793,450 shares (“Shares”) of the Issuer’s Common Stock as a result of the merger.

Item 4.	Purpose of Transaction

The Shares were acquired as a result of the Merger as described above in Item 3. The Gemini Entities may acquire additional securities from time to time in the open market or in private transactions. Additionally, the former holders of equity interests in IXI Mobile (USA), Inc. will receive, or have the right to acquire, a pro rata portion of up to an additional 9,000,000 shares of the Issuer’s Common Stock (“Contingent Shares”), contingent upon the combined company meeting specified targets. As a result, if such targets are attained, the Gemini Entities will receive an aggregate of 2,925,691 of the Contingent Shares.

At the date of this Statement, the Gemini Entities, except as set forth in this Statement, have no plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure;

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those actions enumerated above.

Item 5.	Interest in Securities of the Issuer.

The Gemini Entities beneficially own 2,793,450 shares of the Issuer’s Common Stock as follows: (i) 1,995,525 shares of Common Stock held by Gemini LP, (ii) 23,858 shares of Common Stock held by Gemini Partners, (iii) 363,802 shares of Common Stock held by Gemini Parallel and (iv) 410,265 shares of Common Stock held by Gemini Overflow. The Gemini Entities have shares dispositive and voting power over the 2,793,450 shares of Common Stock. The Gemini Entities beneficially own 17.5% of the Issuer’s outstanding shares of Common Stock. The foregoing does not include any Contingent Shares that may be issued to the Gemini Entities as described in Item 4 above.

During the past 60 days, the Gemini Entities received an aggregate of 2,793,450 shares of the Issuer’s Common Stock as a result of the Merger as described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Reference is made to the disclosure set forth in Item 3 of this Statement, which disclosure is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

1. Agreement and Plan of Merger, dated as of February28, 2006, as amended, by and among Israel Technology Acquisition Corp., IXI Mobile, Inc. and ITAC Acquisition Subsidiary Corp. (Included as Annex A of the Definitive Proxy Statement (No. 000-51259), filed May 11, 2007 and incorporated by reference herein).

2.  Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 14, 2007

GEMINI PARTNERS INVESTORS L.P.

By:	GEMINI ISRAEL FUNDS LTD., its general partner

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

GEMINI ISRAEL III LIMITED PARTNERSHIP

By:	GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP

By:	GEMINI ISRAEL FUNDS LTD., its general partner

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

GEMINI ISRAEL III OVERFLOW FUND LIMITED PARTNERSHIP

By:	GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP

By:	GEMINI ISRAEL FUNDS LTD., its general partner

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

GEMINI ISRAEL III PARALLEL FUND LIMITED PARTNERSHIP

By:	GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP

By:	GEMINI ISRAEL FUNDS LTD., its general partner

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

GEMINI ISRAEL FUNDS LTD.

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

GEMINI CAPITAL ASSOCIATES III LIMITED
PARTNERSHIP

By:	GEMINI ISRAEL FUNDS LTD. , its general partner

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

EXHIBIT 2
Joint Filing Agreement

Agreement dated as of June 14, 2007, between Gemini Israel Funds Ltd., (ii) Gemini Partners Investors L.P., (iii) Gemini Israel III Limited Partnership, (iv) Gemini Israel III Overflow Fund Limited Partnership (v) Gemini Israel III Parallel Fund Limited Partnership and (vi) Gemini Capital Associate III Limited Partnership (collectively the “Parties”).

Each of the Parties hereto represents to the other Parties that it is eligible to use Schedule 13D to report its beneficial interest in shares of the Common Stock, par value $.0001 per share, of IXI Mobile, Inc. beneficially owned and reported upon in the Schedule 13D of which this agreement is an exhibit (“Schedule 13D”) by each of the above named Parties, and each of the above Parties will file the Schedule 13D on behalf of itself.

Each of the Parties agrees to be responsible for the timely filing of the Schedule 13D and any and all amendments thereto and for the completeness and accuracy of the information concerning itself contained in the Schedule 13D, and the other Parties to the extent it knows or has reason to believe that any information about the other Parties is inaccurate.

GEMINI PARTNERS INVESTORS L.P.

By:	GEMINI ISRAEL FUNDS LTD., its general partner

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

GEMINI ISRAEL III LIMITED PARTNERSHIP

By:	GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP

By:	GEMINI ISRAEL FUNDS LTD., its general partner

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

GEMINI ISRAEL III OVERFLOW FUND LIMITED PARTNERSHIP

By:	GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP

By:	GEMINI ISRAEL FUNDS LTD., its general partner

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

GEMINI ISRAEL III PARALLEL FUND LIMITED PARTNERSHIP

By:	GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP

By:	GEMINI ISRAEL FUNDS LTD., its general partner

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

GEMINI ISRAEL FUNDS LTD.

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner

GEMINI CAPITAL ASSOCIATES III LIMITED PARTNERSHIP

By:	GEMINI ISRAEL FUNDS LTD. , its general partner

By:	David Cohen	Yossi Sela
	General Partner, CFO	Mananging Partner